SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Amendment No. 1

International Imaging Systems, Inc.

(Name of Issuer)

COMMON STOCK, PAR VALUE$0.001 PER SHARE

(Title of Class of Securities)

00178Q 10 8

(CUSIP Number)

Castle Bison, Inc.
31200 Via Colinas, Suite 200
Westlake Village, CA 91362
(818) 597-7552

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With Copies To:

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, New York 10018
Tel:(212) 930-9700
Fax:(212) 930-9725

August 10, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐ .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

CUSIP No. 00178Q 10 8	13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS:
Castle Bison, Inc.
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

7	SOLE VOTING POWER:

NUMBER OF	222,723

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY	0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON	222,723

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

222,723

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

14.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of International Imaging Systems, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Item 2. Identity and Background.

This statement is being filed by Castle Bison, Inc., a California corporation (“Castle Bison”). Castle Bison is principally engaged in investing. Castle Bison’s business address is 31200 Via Colinas, Suite 200, Westlake Village, CA 91362.

Raul Silvestre, the President of Castle Bison, has sole voting and dispositive power over the shares held by Castle Bison.  Mr. Silvestre has his business address at 31200 Via Colinas, Suite 200, Westlake Village, CA 91362. Mr. Silvestre is a citizen of the United States.

During the past five years, neither Castle Bison nor Mr. Silvestre has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 19, 2006, Castle Bison acquired 13,223 (396,666 pre 30-for-1 Reverse Split) shares of the Issuer’s Common Stock in a private transaction from a third party.

On November 15, 2006, Castle Bison acquired 595 (17,850 pre 30-for-1 reverse split) shares of Series A Convertible Preferred Stock of the Company, which were subsequently converted into an aggregate of 59,500 shares of the Company’s Common Stock.

On August 10, 2007 Castle Bison acquired 75,000 shares of Common Stock and 75,000 warrants (exercisable at $1.15 per share) from the Issuer.

The foregoing securities were acquired for an aggregate consideration of approximately $35,200. Such securities were acquired by Castle Bison with working capital.

Item 4. Purpose of Transaction.

Castle Bison’s acquisition of these shares was made pursuant to certain transactions which are described in the Issuer's Form 8-K’s with report dates of September 25, 2006, November 7, 2006 and August 20, 2007 (the “Form 8-K’s”). The original acquisition of shares by Castle Bison in September 2006 was reported as having been acquired by a group in a Schedule 13D Filed on September 28, 2006. Castle Bison is hereby filing this Schedule 13D to report all the shares of the Issuer held and acquired by Castle Bison and to reflect that Castle Bison is no longer to be considered as part of any reporting group. Castle Bison did not acquire the securities for the purpose of acquiring control of the Issuer. As of the filing date, Castle Bison has no plans or proposals that relate to or would result in any of the actions required to be described in Item 4 (b) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

As of August 20, 2007, Castle Bison beneficially owned 222,723 shares or 14.5% of the Issuer’s common stock. Castle Bison has the sole power to vote or dispose of all of its respective shares. The capital stock of Castle Bison is owned by the Stockholder.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Castle Bison and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1
Stock Purchase Agreement dated as of September 19, 2006 by and among the Registrant, Lomond International, Inc., a North Carolina corporation, C. Leo Smith and certain major shareholders of the Registrant, incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer on September 25, 2006.

2	Series A Convertible Preferred Stock Specimen, incorporated by reference to Exhibit 4.1 of the Form 8-K filed by the Issuer on November 7, 2006.
3	Series A Convertible Preferred Stock Certificate of Designations, incorporated by reference to Exhibit 4.2 of the Form 8-K filed by the Issuer on November 7, 2006.
4	Securities Purchase Agreement dated August 10, 2007, incorporated by reference to Exhibit 4.3 of the Form 8-K filed by the Issuer on August 10, 2007.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

CASTLE BISON, INC.

August 22, 2007	By:	/s/ Raul Silvestre
Name: Raul Silvestre
Title: President